

News Release

Not for distribution in the United States.

MegaWest Energy Raises Balance of US$4.0 Million Financing

Calgary, Alberta; February 3, 2011 – MegaWest Energy Corp., (the "Company" or "MegaWest"), **(OTCBB:MGWSF)** is pleased to announce that it has raised the remaining balance of US$2.8 million of the US$4.0 million financing previously announced on January 6, 2011. The financing was completed with a group of qualified institutional buyers and accredited private investors. Pursuant to the terms of the financing, the funds have been placed into an escrow account, which are available to be drawn upon from time to time by the Company upon satisfaction of certain conditions as set forth in the transaction documents.

FINANCING

The transaction, which was not underwritten, consists of the issuance of up to US$4.0 million in senior secured convertible notes (the "Senior Notes"). The proceeds of the Senior Notes financing will be used to fund a portion of the Company's capital expenditures and operating expenses for the Company's fiscal year ending April 30, 2011 and a portion of such expenditures for fiscal year 2012. Please see the Company's prior press release for the terms of the Senior Notes.

About MegaWest Energy Corp.

MegaWest is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on American heavy oil with particular emphasis on the Deerfield area of western Missouri. The Company has two individual 320 acre steam injection projects in the Deerfield area with approximately 20 acres developed on each of the Marmaton and Grassy projects. In the Deerfield area, excluding the 40 acres of developed land, the Company has an operated 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company owns a 70% working interest in 73,241 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky, and Montana. For more information, please visit www.megawestenergy.com.

CONTACT:

Randy Tronsgard, Manager - Investor Relations
Telephone: (403) 863-6480

Suite 902, #105, 150 Crowfoot Crescent NW
Calgary, Alberta T3G 3T2

Email: investor.relations@megawestenergy.com
Website: www.megawestenergy.com

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates, and expectations of future production performance and cash flow requirements. Forward-looking statements include information that does not relate strictly to historical or current facts. When

used in this document, the words "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, including the risk of adverse market prices of both oil and natural gas, operational risks and geological risk.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.